CONFIDENTIAL TREATMENT REQUESTED BY GLU MOBILE INC.
CONTACT: ERIC R. LUDWIG, VICE PRESIDENT, FINANCE -650/571-1550
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*]
January 8, 2007
VIA FACSIMILE AND NETWORK COURIER

Mr. Morgan Youngwood	SUBMITTED PURSUANT TO A
Securities and Exchange Commission	REQUEST FOR CONFIDENTIAL TREATMENT
100 F Street, NE	AND PURSUANT TO 17 C.F.R. 200.83
Room 4561
Washington, DC 20549

Re:	Glu Mobile Inc. – Form S-1 Registration Statement
File No. 333-139493
Dear Mr. Youngwood:
          This letter is designed to address the questions that we typically find the Accounting Staff at the Commission will ask in its initial comment letter. It includes a detailed discussion of all equity-related transactions (preferred stock, common stock and warrants) in which Glu Mobile Inc. (the “Company”) has engaged and a chart of all options that the Company has granted (including grant date, exercise price, deemed fair value and any intrinsic value) from the beginning of 2005 until September 30, 2006. It also provides detailed information with regard to the nine valuations that the Company obtained from an independent third-party valuation firm.
          The letter is organized to provide first the overall considerations and assumptions underlying the ongoing valuation assessments that the Company made, including its various stock sales and acquisitions as well as a major stock sale by one of the Company’s stockholders, the Company’s revenue growth, the rights and preferences of the Company’s preferred stock, the independent valuations obtained by the Company, the Company’s lack of liquidity and the Company’s operating results forecasts. It then provides a detailed discussion by grant date of the changing facts that led to each increase or decrease in exercise price.
OVERALL CONSIDERATIONS AND ASSUMPTIONS
Stock Sales and Acquisitions
          During the period from December 2004 to September 30, 2006 (the “Review Period”), the Company acquired two companies and entered into a senior venture debt transaction involving the issuance of warrants, and the Company or its stockholders entered into significant stock sales with sophisticated third-party investors, all of which transactions Company management considered to be reliable estimates of the Company’s enterprise value at the times the respective transactions were consummated. These transactions were as follows:
•	Acquisition of Macrospace Limited. In December 2004, the Company acquired all of the outstanding stock of Macrospace Limited (“Macrospace”) in exchange for 8,199,233 shares of the Company’s common stock (valued at approximately $15.4 million) and other consideration. The acquisition resulted in an implied post-money enterprise valuation for the Company of approximately $132 million, which was derived by taking the post-money Series C valuation of $111 million when closed and adding the $21 million acquisition value of Macrospace.

•	Series D and D-1 preferred stock offering. In April 2005 and July 2005, the Company raised a total of $27.7 million through an offering of 6,701,510 shares of its Series D and 2,491,694 shares of its Series D-1 preferred stock, which were each issued at a price of $3.01 per share. This financing was led by new investors – Granite Global Ventures, a sophisticated independent third-party venture investor, in the case of the April 2005 Series D financing, and Time Warner Investments, a sophisticated independent third-party strategic investor, in the case of the July 2005 Series D-1 financing. The offering resulted in an implied post-money enterprise valuation of approximately $178 million.

•	Common stock sale by the Company. In April 2005, the Company sold an aggregate of 249,169 shares of its common stock to two entities affiliated with Granite Global Ventures for $249,169, or $1.00 per share.

•	Acquisition of iFone Holdings Limited. In March 2006, the Company acquired all of the outstanding stock of iFone Holdings Limited (“iFone”) in exchange for 10,267,879 shares of the Company’s Special Junior Preferred Stock (valued at $19.1 million) and other consideration. The acquisition resulted in an implied post-money enterprise valuation of approximately $202 million.

•	Common stock sale by investors. In April 2006, an existing stockholder of the Company sold a total of 328,261 shares of common stock for approximately $390,000 to a sophisticated independent third-party investor, which was not an existing stockholder of the Company, for $1.19 per share. This price per share was identical to the common stock price resulting from the valuation analysis prepared by Duff & Phelps, LLC (“Duff & Phelps”) at March 31, 2006 (discussed further below).

•	Venture debt financing with Series D warrants. In May 2006, the Company issued warrants to purchase an aggregate of 318,937 shares of its Series D preferred stock at an exercise price of $3.01 per share to three entities affiliated with Pinnacle Ventures in conjunction with the Company’s establishing a senior debt facility totaling $12 million.
Overall Revenue Growth
          As part of its assessment of the value of the Company’s common stock underlying the stock options that the Company granted, management also considered the overall growth of the Company’s business, as measured by its growth in revenues during the Review Period, as well as the general market trends during the Review Period.
          The Company’s revenues grew from approximately $4.8 million in the first quarter of 2005 to $12.4 million in the third quarter of 2006, an increase of approximately 159%. While revenues did grow at a significant rate, this growth was driven, in large part, by the acquisitions of Macrospace and iFone in December 2004 and March 2006, respectively. Macrospace contributed $10.6 million of revenues in 2005 and $9.3 million of revenues in the nine months ended September 30, 2006. iFone contributed $4.8 million of revenues in the nine months ended September 30, 2006.

Revenue (in thousands)	Sorrent (1)	Macrospace	iFone	Total

Q105	[*]	[*]	—	4,762
Q205	[*]	[*]	—	6,984
Q305	[*]	[*]	—	7,125
Q405	[*]	[*]	—	6,780
Q106	[*]	[*]	—	8,073
Q206	[*]	[*]	1,666	11,443
Q306	[*]	[*]	3,111	12,347

2005 (calendar year)	15,034	10,617	—	25,651

Nine months ended 9/30/05	[*]	[*]	—	18,871
Nine months ended 9/30/06	[*]	[*]	4,777	31,863

Revenue	Sorrent (1)	Macrospace	iFone	Total

Q105	[*]	[*]	0%	100%
Q205	[*]	[*]	0%	100%
Q305	[*]	[*]	0%	100%
Q405	[*]	[*]	0%	100%
Q106	[*]	[*]	0%	100%
Q206	[*]	[*]	15%	100%
Q306	[*]	[*]	25%	100%

2005 (calendar year)	59%	41%	0%	100%

Nine months ended 9/30/05	[*]	[*]	0%	100%
Nine months ended 9/30/06	[*]	[*]	15%	100%

(1)	Sorrent was the Company’s name prior to the acquisition of Macrospace
          Further, as shown in the table below, even though revenues did grow, the Company [*] revenue growth rate. It has, however, [*] its 2006 forecasted revenue results to date.

		Q/Q	Y/Y	2005	5/2/2006	Actuals as %	Actuals as %	Revenue from	Average	Revenue
	Actuals	Growth	Growth	Plan	Plan	of ’05 Plan	of ’06 Plan	Top 10	Rev from Top 10	from Top 10

Revenue (dollars in thousands)
Q105	4,762			[*]		[*]		[*]	[*]	[*]
Q205	6,984	47%		[*]		[*]		[*]	[*]	[*]
Q305	7,125	2%		[*]		[*]		[*]	[*]	[*]
Q405	6,780	-5%		[*]		[*]		[*]	[*]	[*]
Q106	8,073	19%	70%	[*]	[*]		[*]	[*]	[*]	[*]
Q206	11,443	42%	64%	[*]	[*]		[*]	[*]	[*]	[*]
Q306	12,347	8%	73%	[*]	[*]		[*]	[*]	[*]	[*]

2005	25,651			[*]	[*]	[*]		13,539		53%

2006	31,863			[*]	[*]		[*]	18,168		57%

Nine months ended 9/30/05	18,871							10,068		53%
Nine months ended 9/30/06	31,863		69%					18,168		57%

Profit/(Loss) from Operations (dollars in thousands)
Q105	(4,401)			[*]		[*]
Q205	(3,910)			[*]		[*]
Q305	(4,015)			[*]		[*]
Q405	(7,422)			[*]		[*]
Q106	(3,540)			[*]	[*]		[*]
Q206	(2,592)			[*]	[*]		[*]
Q306	(2,526)			[*]	[*]		[*]

2005	(19,748)			[*]	[*]	[*]

2006	(8,658)			[*]	[*]		[*]

Nine months ended 9/30/05	(12,327)
Nine months ended 9/30/06	(8,658)
          Additional drivers of the revenue growth were the growth in revenues from the Company’s ten best-selling titles. The top ten titles as a percentage of revenues [*] from [*] in the quarter ended March 31, 2005 to [*] in the quarter ended September 30, 2006. The average revenues for the top ten titles over this same period [*] increased from [*] in the quarter ended March 31, 2005 to [*] in the quarter ended September 30, 2006.
          As mentioned above, [*], the Company [*] its financial forecast for calendar year 2005. Following the acquisition of Macrospace in December 2004, the combined Macrospace and Sorrent, renamed Glu Mobile (“Glu”) in 2005, prepared an operating plan for 2005 that forecasted revenues of [*] million and operating income of [*] million. This financial forecast was used by Duff

*	Confidential treatment requested by Glu Mobile Inc.

& Phelps when it prepared its Macrospace purchase accounting valuation and corresponding fair value of common stock of $1.88 per share.
          After the forecasts were updated, [*], the Company forecasted 2006 revenues of approximately [*] million, [*]
          As detailed in the table above, the Company experienced essentially flat revenues during the last three quarters of 2005, [*].
          This flat revenues trend during 2005 was not Company specific; rather, the mobile game market in North America (the source of over 58% of the Company’s revenues during 2005) did not grow during 2005 according to market share data from M:Metrics shown in the table below:
M: Metrics Estimate of Games Downloaded in North America by Month
Jan’05 - Dec’05
Preferred Stock Rights and Preferences
          In connection with the assessment of the fair value of the common stock underlying its stock options, management also considered the rights and privileges of the Company’s preferred stock that existed throughout the Review Period and continue to exist today. The primary rights and preferences associated with the preferred stock are as follows:
•	All series of preferred stock are entitled to liquidation preferences equal to their respective original issuance prices, plus all declared but unpaid dividends. Should there be a liquidation, in the event there are any available funds and assets remaining after a distribution to all holders of preferred stock equal to their full preferential amounts, the additional funds and assets would be distributed among the common stockholders and the preferred stockholders on a pro rata basis according to the number of shares held by each stockholder on an as-converted to common stock basis;

•	The Series D and D-1 preferred stock preferences are senior to all other classes of preferred stock;

•	Each share of preferred stock is convertible into common stock at any time, at the option of its holder;

•	All series of preferred stock, except the Special Junior Preferred Stock, are entitled to annual dividends at a rate equal to 8% of their respective original issuance prices. The dividends are non-cumulative and are to be paid as and if declared by the Company’s board of directors. Dividends on the preferred stock, when and if declared by the Company’s board of directors, are to be paid prior and in preference to the payment

*	Confidential treatment requested by Glu Mobile Inc.

of dividends on the Company’s common stock and are to be paid to the Series D and D-1 stockholders before being paid to the other preferred stockholders;

•	The holders of preferred stock have the right to elect a number of the directors;

•	The holders of all series of preferred stock are entitled to vote on all matters with the holders of common stock and are entitled to the number of votes equal to the number of common shares into which the preferred shares are convertible; and

•	The preferred stock votes separately as a class with respect to certain corporate actions.
          Absent an IPO, the two viable exit strategies for the Company are a sale or a liquidation. In either scenario, the senior debt holders and preferred stockholders would receive their respective debt and liquidation preferences, first before the common stockholders participate on a pro rata basis. Outlined below is a table of this combined liquidation preference and senior debt, which would be required to be repaid upon a liquidation or acquisition.

			Total Debt and
			Liquidation Preference to
			be Repaid From
	Liquidation	Senior Debt to	Acquisition Proceeds
	Preference on	Pinnacle	before Common
	Preferred Stock	Ventures	Participation

Dec-04	29,775		29,775
Dec-05	57,446		57,446
Sep-06	67,229	12,000	79,229
Independent Third-Party Stock Valuations
          In February 2005, the Company engaged an independent third-party valuation firm, Standard and Poor’s Corporate Value Consulting (since renamed Duff & Phelps) to perform valuations of the Company’s common stock and convertible preferred stock. The initial engagement for Duff & Phelps was to perform a valuation of the assets of Macrospace, which was acquired on December 15, 2004, and of the purchase consideration for that acquisition. The Company has since engaged Duff & Phelps to perform valuations of the Company’s common stock at least quarterly. In March 2005, April 2005, June 2005, September 2005, December 2005, March 2006, June 2006 and September 2006, the Company obtained estimates of the respective then-current fair values of the Company’s stock prepared by Duff & Phelps. In March 2006, the Company obtained a valuation of the intangible assets of iFone, acquired on March 29, 2006, which also included a valuation of the then-current fair values of the Company’s stock prepared by Duff & Phelps.
          These valuations used a probability-weighted combination of the market comparable approach and the income approach to estimate the aggregate enterprise value of the Company at each valuation date. The market comparable approach estimates the fair value of a company by applying to that company market multiples of publicly traded firms in similar lines of business. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and expenses. The projections used in connection with this valuation were based on the Company’s expected operating performance over the forecast period. There was inherent uncertainty in these estimates.
          The value of the Company’s common stock was calculated based on significant assumptions such as the business enterprise value, estimated volatility, time to liquidation and risk-free rate. A non-marketability discount rate was then applied to the value of the Company’s common stock. This is due to the fact that stockholders of privately held companies do not have the same access to trading markets that stockholders of publicly traded companies enjoy. Therefore, using a formulaic approach, Duff & Phelps applied a marketability discount rate to the value of the Company’s common stock to get to the non-marketable, minority per share basis (i.e., “deemed fair value”).
          These valuations also used assumptions from comparable publicly traded companies based on a number of factors, including, but not limited to, the similarity of their industry, financial risk, size, growth, profitability and return on investment to those of the Company. If different discount rates or assumptions had been used, the valuations would have been different.
          Outlined below are the valuation dates and corresponding deemed fair value of the Company’s common stock, together with the assumptions and comparable company sets used:

							Market
							Approach -	Implied	Weighted
		Date Report	Non -	Time to	Market		Prior Sale of	Enterprise	Average
	Deemed	Issued	Marketability	Liquidity (in	Comparable	Income	Company	Value (in	Cost of		Comp
Valuation Date	Fair Value	(Final)	Discount	Years)	Approach	Approach	Stock	$M’s)	Capital		Set

12/15/2004	$1.88	6/28/2005	30.0%	1.50	50%	50%	0%	$132.0	19%		A
3/31/2005	1.49	4/18/2006	25.0%	1.25	50%	50%	0%	119.0	19%		A
4/30/2005	1.47	4/18/2006	25.0%	1.25	50%	50%	0%	145.0	19%		A
6/30/2005	1.24	4/18/2006	20.0%	1.00	50%	50%	0%	127.0	19%		A
9/30/2005	1.03	4/18/2006	25.0%*	1.25 *	50%	50%	0%	126.0	19%		A
12/31/2005	1.09	4/18/2006	25.0%*	1.25 *	50%	50%	0%	129.0	18%		A
3/31/2006	1.19	6/22/2006	14.1%	1.00	0%**	0%**	100%**	146.5	19%		B
6/30/2006	1.25	9/07/2006	11.0%	0.75	50%	50%	0%	151.1	20%		B
9/7/2006	3.51	10/25/2006	11.0%	0.75	50%	50%	0%	295.1	35	%***	C
Comparable publicly traded companies (“Comp Set”):

Comp Set A: JAMDAT Mobile Inc., Electronic Arts Inc., Midway Games Inc., Comverse Technology Inc., Openwave Systems Inc., InfoSpace Inc.

Comp Set B: THQ Inc., Electronic Arts Inc., Midway Games Inc., Comverse Technology Inc., Openwave Systems Inc., InfoSpace Inc

Comp Set C: Electronic Arts Inc., Interdigital Communications CP, Neustar Inc., Realnetworks Inc., Shanda Interactive Entmt Ltd., THQ Inc., Baidu Com Inc., Google Inc., Red Hat Inc., Yahoo Inc.

*	The progressive reduction in the non-marketability discount and time to liquidity was reversed in September and December 2005 because the Company realized that any IPO was further in the future than previously believed.

**	The March 31, 2006 valuation was based upon a significant arms-length common stock transaction between sophisticated independent parties.

***	September 7, 2006 valuation was principally driven by market-based values as indicated by investment banker presentations. The reasonableness of these conclusions were verified based on utilizing the current forecast and what the required return would be to reconcile to these market based indications of value. This resulted in the WACC increasing to 35% from the June 30, 2006 WACC of 20%.
          From December 15, 2004 to June 30, 2006, the Company’s board of directors and Duff & Phelps had selected a list of comparable public companies to use in calculating the market approach for valuations. This same list of comparable companies was used from December 15, 2004 until March 31, 2006 when JAMDAT Mobile was replaced with THQ Inc. because of JAMDAT Mobile’s acquisition by Electronic Arts, which closed during the first quarter of 2006.
          During the first three months of 2005, the Company granted options to purchase the Company’s common stock at valuations that were below their deemed fair value later determined by Duff & Phelps. These grants generally were repriced in July 2006 to the then fair market value as described in the prospectus on page F-36.
          During the period April 2005 to July 2006, the Company granted options to purchase the Company’s common stock with exercise prices higher than the deemed per-share fair value later determined by the most recent valuation received from Duff & Phelps.
Lack of Liquidity
          In connection with its valuation of the Company’s common stock, management also considered the fact that stockholders of privately-held companies do not have the same access to trading markets that stockholders of public companies enjoy. Therefore, the indicated value of the shares was adjusted to reflect this lack of liquidity. In its assessment, management evaluated the likelihood of achieving a liquidity event, along with the anticipated timing of such an event, based on the information available at the time of each option grant. It then applied a non-marketability discount to the estimated fair value per share of common stock to account for this lack of liquidity.
     As described in the table above, based on discussions with Duff & Phelps during 2005, the Company determined it was reasonable to apply a non-marketability discount of at least 20% in situations where an anticipated liquidation event was not expected within twelve months of the valuation date. During 2006, the Company determined a non-marketability discount of 10% to 15% was appropriate when a liquidity event was anticipated within one year of the valuation date. The actual discount rate applied in each situation depended upon the likelihood and expected timing during the year of such a liquidity event.
Other Matters Considered
     On September 7, 2006, four investment banks, in pitching for the initial public offering mandate at the Company’s invitation, presented to the Company’s board of directors their positioning of the Company for a potential IPO with an expected timing of the first half of 2007. The investment banker initial public offering pitch presentations included groups of comparable companies that these investment banks had used for their analyses. The investment banker’s valuations presented during the initial public offering pitch presentations varied considerably, in part because of the different comparable companies that the investment bankers chose for their analyses. Duff & Phelps, in preparing their valuation for options granted on September 7, 2006, used many of the comparable companies included in the investment banker initial public offering pitch presentations. These included both wireless and gaming companies and, to some extent, high growth technology companies, such as Google, Red Hat and Baidu.
     Additionally, in October 2006, the Company started preparing its 2007 “bottoms-up” operating plan to validate the “top-down” forecast that was provided to the investment bankers in September 2006. The final 2007 operating plan, which was presented to the investment banking analysts prior to the filing of the registration statement, included a [*] in revenues and net income relative to the forecast initially provided to the investment bankers and to Duff & Phelps in September 2006 for purposes of the investment bankers preparing their initial public offering pitch presentations and Duff & Phelps preparing the September 7, 2006 common stock valuation.
[*]
     The above differences are due to:
          [*] million of [*] revenues in [*] and [*] million of [*] revenues in [*] from [*];

*	Confidential treatment requested by Glu Mobile Inc.

•	[*] million of [*] revenues in [*] and [*] million of [*] revenues in [*] resulting from the “bottoms-up” forecasting process vs. the market estimates made in September 2006; and

•	These total [*] revenues of [*] million in [*] and [*] million in [*] had corresponding flow-through impacts of [*] million and [*] million on the non-GAAP net income/(loss).
GRANT SPECIFIC CONSIDERATIONS AND ASSUMPTIONS
     A summary of grants during the Review Period, and the estimated fair value of the Company’s underlying common stock at each grant date, as determined by management, is as follows:

			Estimated Fair
		Exercise	Value Per Share
	Number of	Price Per	(see discussion	Intrinsic Value
Date of Issuance	Options Granted	Share	below)	Per Share
January 26, 2005	193,000	0.50	1.88	1.38
January 27, 2005	222,500	0.75	1.88	1.13
March 1, 2005	550,000	0.75	1.88	1.13
March 18, 2005	105,725	1.00	1.88	0.88
April 28, 2005	970,476	1.50	1.49	—
June 22, 2005	13,850	1.50	1.47	—
July 27, 2005	516,824	1.60	1.24	—
September 12, 2005	971,975	1.60	1.24	—
September 15, 2005	253,500	1.60	1.24	—
December 15, 2005	393,775	1.18	1.03	—
February 2, 2006	190,000	1.19	1.09	—
March 9, 2006	372,600	1.19	1.09	—
July 20, 2006	1,742,450	1.30	1.25	—
September 7, 2006	1,804,350	3.51	3.51	—
December 15, 2004
     Duff & Phelps was first hired to determine the value of the Company’s common stock as of December 15, 2004 as part of the valuation of the Macrospace acquisition. The final Duff & Phelps valuation report was not finalized until June 28, 2005. Following the acquisition of Macrospace, the Company prepared an operating plan for the combined company for 2005 that forecasted [*] million of revenues in 2005. Duff & Phelps’ initial valuation assumed a time to liquidity of 1.5 years, a revenue forecast of [*] million for 2005 and [*] million for 2006, a non-marketability discount rate of 30% and a 50% weighting on both the income approach and the market comparable approach.
January 26, 2005
     On January 26, 2005, options to purchase 193,000 shares were granted. These options had been approved by the Company’s board of directors on December 8, 2004 for employees of Macrospace, all non-U.S. based employees. The options were not issued until the establishment of the UK Sub Plan, which became effective on January 26, 2005. The exercise price for these options at January 26, 2005 was based on an internal fair value of $0.50 per share using a process and methodology consistent with those used by the Company in 2004. A stock compensation charge was taken because the fair market value of the common stock on the grant date was greater than the exercise price of these options.
January 27, 2005 to March 18, 2005
     On January 27, 2005 and March 1, 2005 the Company issued options with an exercise price of $0.75 per share and on March 18, 2005 the Company issued options with an exercise price of $1.00 per share. The fair value of the Company’s common stock as of December 15, 2004 was later determined to be $1.88 per share based upon

*	Confidential treatment requested by Glu Mobile Inc.

Duff & Phelps’ retrospectively prepared valuation report, which was finalized on June 28, 2005. The fair value as of March 31, 2005 was $1.49 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on April 18, 2006.
     The options granted on January 27, 2005 and March 1, 2005 at $0.75 per share and March 18, 2005 at $1.00 per share were repriced in July 2006 to $1.30 per share.
April 28, 2005
     On April 28, 2005, the Company issued options with an exercise price of $1.50 per share. The fair value of the Company’s common stock as of March 31, 2005 was $1.49 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on April 18, 2006. The fair value of the Company’s common stock as of April 30, 2005 was $1.47 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was also finalized on April 18, 2006. Thus, the options had an exercise price in excess of the fair value of the Company’s common stock.
     The decrease in the estimated fair value of the Company’s common stock from $1.88 at December 15, 2004 to $1.47 at April 30, 2005 was primarily the result of a significant decrease in the Company’s revenue forecast, offset in part by changes in the non-marketability discount from 30% to 25% and time to liquidity from 1.5 years to 1.25 years as a result of the following events in the intervening period:
•	In Q2 2005, the Company [*] forecasted revenues for [*] from [*] million to [*] million due to [*] forecast assumptions for [*];

•	In Q2 2005, the Company [*] forecasted revenues for [*] from [*] million to [*] million [*];

•	The Company was in the process of integrating Macrospace into Sorrent and as a result headcount increased from [*] at December 31, 2004 to [*] at March 31, 2005 and was [*] at April 30, 2005;

•	In April 2005, the Company raised $20 million in venture capital financing from a new investor, Granite Global Ventures. The pre-money valuation associated with the Series D financing was approximately $150 million, which represented a value of $1.47 for the common stock; and

•	Externally, revenues for the Company’s key competitor, JAMDAT Mobile, increased from $11.5 million in Q4 2004 to $15.1 million in Q1 2005, but its stock price decreased from $20.65 per share at December 31, 2004 to $17.24 per share at March 31, 2005 and $17.23 at April 28, 2005.
June 22, 2005
     On June 22, 2005, the Company again issued options with an exercise price of $1.50 per share. The fair value of the Company’s common stock as of April 30, 2005 was $1.47 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on April 18, 2006. The fair value of the Company’s common stock as of June 30, 2005 was $1.24 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was also finalized on April 18, 2006. Thus, the options had an exercise price in excess of the fair value of the Company’s common stock, which had continued to decline for the reasons discussed in the next section.
July 27, 2005 to September 15, 2005
     On July 27, 2005, September 12, 2005 and September 15, 2005, the Company issued options with an exercise price of $1.60 per share. The fair value of the Company’s common stock as of June 30, 2005 was $1.24 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on April 18, 2006. The fair value of the Company’s common stock as of September 30, 2005 was $1.03 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was also finalized on April 18, 2006. Thus, the options had an exercise price in excess of the fair value of the Company’s common stock.

*	Confidential treatment requested by Glu Mobile Inc.

     The decrease in the estimated fair value of the Company’s common stock from $1.47 at April 30, 2005 to $1.03 at September 30, 2005 was primarily the result of a significant decrease in the revenue forecast of the Company and the following events in the intervening period:
•	In July 2005, the Company terminated its VP North American Sales, and in August 2005 the Company eliminated three other North American sales team members;

•	In Q3 2005, the Company [*] its forecasted revenues for [*] from [*] million to [*] million;

•	In Q3 2005, the Company [*] its forecasted revenues for [*] from [*] million to [*] million [*];

•	In July 2005, the Company hired an EVP of Publishing, who was tasked with rebuilding the process by which the Company marketed, sold and published its titles;

•	The Company continued to hire employees and increase operating costs [*]. Consolidated headcount increased from [*] at March 31, 2005 to [*] at June 30, 2005 and was [*] at September 30, 2005; and

•	On July 26, 2005, the Company raised $7.5 million from Time Warner in its Series D-1 financing at a $178 million post money valuation.
December 15, 2005
     On December 15, 2005, the Company issued options with an exercise price of $1.18 per share. The Company finished 2005 with revenues of [*] $26 million, [*] its Q2 2005 forecast of [*] million. The fair value of the Company’s common stock as of September 30, 2005 was $1.03 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on April 18, 2006. The fair value of the Company’s common stock as of December 31, 2005 had stabilized at $1.09 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was also finalized on April 18, 2006.
February 2, 2006 to March 9, 2006
     On February 2, 2006 and March 9, 2006, the Company issued options with an exercise price of $1.19 per share. Additionally, the Company repriced from $1.60 to $1.19 options to purchase 150,000 shares for one board member on February 2, 2006. The fair value of the Company’s common stock as of December 31, 2005 was $1.09 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on April 18, 2006. The fair value of the Company’s common stock as of March 31, 2006 was determined to be $1.19 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on June 22, 2006.
     The increase in the estimated fair value of the Company’s common stock from $1.03 at September 30, 2005 to $1.19 at March 31, 2006 was primarily the result of the following events during the intervening period, as well as a decrease in the marketability discount from 25% to 14%:
•	In December 2005, the Company reduced its work force by [*] employees, both in the Americas and EMEA; headcount at December 31, 2005 was [*];

•	In Q1 2006, the Company [*] forecasted revenues for [*] from [*] million to [*] million due to the [*];

•	The Company forecasted revenues for [*] of [*] million;

•	During the first quarter of 2006, the Company terminated its relationship with its newly hired EVP of Publishing and the Company’s CIO resigned;

•	Additionally, during February and early March 2006, the iFone acquisition continued to progress but did not close until March 29, 2006. Revenues during the first quarter of 2006 increased 19.1% over revenues for the fourth quarter of 2005; and

•	Externally, on December 15, 2005, the same day as the Company performed its reduction in force, JAMDAT Mobile announced that it would be acquired by Electronic Arts, ultimately for $26.98 per share. This made JAMDAT Mobile a much more formidable competitor.

*	Confidential treatment requested by Glu Mobile Inc.

iFone Holdings Limited acquisition on March 29, 2006
          On March 29, 2006, the Company closed its acquisition of iFone. The fair value of the Company’s common stock as of March 31, 2006 was determined to be $1.19 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on June 22, 2006. Also, on April 12, 2006, a sale of common stock was made by an existing Company stockholder to a sophisticated independent third-party investor, who was not an existing stockholder of the Company, for $1.19 per share.
July 20, 2006
          On July 20, 2006, the Company issued options with an exercise price of $1.30 per share. Also, on July 20, 2006, the Company repriced stock options that it had granted to 15 employees in the first quarter of 2005. The Company changed no terms of the original option grants other than the exercise price and the option term, which was increased from five years to ten years. This repricing related to vested options to purchase 86,879 shares of the Company’s common stock and unvested options to purchase 729,396 shares of the Company’s common stock having weighted average original exercise prices of $0.78 and $0.76 per share, respectively. The Company repriced these options at a new exercise price of $1.30 per share. The fair value of the Company’s common stock, as of June 30, 2006, was $1.25 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on September 7, 2006. The fair value of the Company’s common stock, as of September 7, 2006, was $3.51 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on October 25, 2006.
          The increase in the estimated fair value of the Company’s common stock from $1.19 at March 31, 2006 to $1.25 at June 30, 2006 was primarily due to a decrease in the non-marketability discount from 14.11% to 11%, a reduction in the time to liquidity from 1.00 years to 0.75 years, and the following events during the intervening period:
•	In Q2 2006, the Company [*] forecasted revenues to [*] million, from [*] million, due to the acquisition of iFone and particularly the inclusion of [*] million of revenues from titles acquired from iFone;

•	In Q2 2006, the Company [*] forecasted revenues to [*] million, from [*] million, due to the acquisition of iFone due to the inclusion of revenues from iFone titles and additional new growth due to the larger combined entity;

•	During the second quarter of 2006, the Company began the integration of iFone, which involved [*] iFone headcount from approximately [*] before the acquisition to the [*] iFone employees who were ultimately hired by the Company. The Company spent considerable time with its carrier customers in promoting the iFone titles and with the Company’s internal and external developers to continue deploying the iFone titles on carriers; and

•	In June 2006, the Company began acquisition discussions with [*]. Under the Company’s offer, [*] would own [*] of the post-acquisition company. The valuation of this combined company was [*] million, or [*] million for the [*] portion. [*]. Had the Company been successful in purchasing [*], the Company would have needed at least six months to integrate the two companies before pursuing an initial public offering.
September 7, 2006
          On September 7, 2006, the Company issued options with an exercise price of $3.51 per share. The fair value of the Company’s common stock as of September 7, 2006 was $3.51 per share based upon Duff & Phelps’ retrospectively prepared valuation report, which was finalized on October 25, 2006.
          The increase in the estimated fair value of the Company’s common stock from $1.25 at June 30, 2006 to $3.51 at June 30, 2006 was primarily due to the preliminary discussions regarding a potential initial public offering of the Company’s common stock, the Company’s view of its valuation upon such a potential initial public offering and a reassessment by the Company and Duff & Phelps of companies which would be potential comparable public

*	Confidential treatment requested by Glu Mobile Inc.

companies using companies included in the initial public offering pitch presentations by the investment banks, and the following events during the intervening period:
     Internal Factors
•	In July and August 2006, the Company successfully launched three games based on its own original intellectual property – Stranded in EMEA, Super K.O. Boxing in the Americas and Sexy Babes Wild Waterslides in EMEA. None of these titles bore royalty fees due to their being Glu Originals, and all three exceeded forecasted revenues during the third quarter of 2006;

•	In the third quarter of 2006, the Company continued to build out its management team, which included a VP and General Counsel, VP and CIO and the EMEA Marketing Director;

•	The Company began to expand internationally, approving the opening of offices in France, Germany, Spain and Brazil in the second half of 2006;

•	In August 2006, THQ, a competitor, effectively shut down its Los Angeles based mobile games division and relocated the remaining employees to a subsidiary in Minneapolis, which effectively reduced a competitive threat to the Company;

•	During this time, the Company received inquiries from several large media companies regarding whether the Company would be interested in taking over their internal development teams;

•	During the third quarter of 2006, the Company began to show the combined leverage of the iFone acquisition both in revenue growth that met the combined plan and in cost reductions; and

•	The Company [*] its revenue forecast for [*] from [*] million to [*] million due to the strength of the Glu Originals, which launched in Q3 2006, and the continued strength of the iFone titles and presented a 2008 forecast for the first time to the investment banks. The forecast showed revenues of [*] million for 2008.
     External Factors
•	On August 10, 2006, it was formerly announced that [*] was being purchased by [*] for approximately [*] million. Shortly thereafter the Company determined that it should work towards an IPO and began assembling an updated forecast for 2006-2010; and

•	Electronic Arts’ stock increased from $43.04 on June 30, 2006 to $50.86 on September 7, 2006.
          The increase in the estimated fair market value was also due, in large part, to the Company’s and Duff & Phelps reassessment of those companies which they deemed potentially comparable public companies. Outlined below are the comparable companies used by the Company and Duff & Phelps for the June 30, 2006 valuation and the comparable companies used by the Company and Duff & Phelps for the September 7, 2006 valuation:
•	June 30th comparable companies: THQ Inc., Electronic Arts Inc., Midway Games Inc., Comverse Technology Inc., Openwave Systems Inc. and InfoSpace Inc.

•	September 7th comparable companies: Electronic Arts Inc., Interdigital Communications CP, Neustar Inc., Realnetworks Inc., Shanda Interactive Entmt Ltd., THQ Inc., and, to some extent, Baidu Com Inc., Google Inc., Red Hat Inc. and Yahoo Inc.
          The following table outlines the key items driving the increase from a $1.25 fair market value at June 30, 2006 to a $3.51 fair market value at September 7, 2006:

*	Confidential treatment requested by Glu Mobile Inc.

	Valuation		Increase
	6/30/2006	9/7/2006	in Value
		(in thousands)
6/30/06 comparable companies with 9/7/06 multiples	$151,150	$161,250	$10,100
6/30/06 comparable companies with 9/7/06 multiples and increased revenue forecast		181,150	19,900
revised comparable companies excluding high growth technology comparable companies with 9/7/06 multiples and increased revenue forecast		252,600	71,450
revised comparable companies including high growth technology comparable companies with 9/7/06 multiples and increased revenue forecast		$295,100	$42,500

			Increase
			in Price
	Valuation		Per
	6/30/2006	9/7/2006	Share
6/30/06 comparable companies with 9/7/06 multiples	$1.25	$1.43	$0.18
6/30/06 comparable companies with 9/7/06 multiples and increased revenue forecast		$1.76	$0.33
revised comparable companies excluding high growth technology comparable companies with 9/7/06 multiples and increased revenue forecast		$2.88	$1.12
revised comparable companies including high growth technology comparable companies with 9/7/06 multiples and increased revenue forecast		$3.51	$0.63
          The growth in value in the comparable companies used in the June 30, 2006 valuation and the Company’s increased revenue forecast caused the fair value of the Company’s common stock to increase from $1.25 at June 30, 2006 to $1.76 at September 7, 2006. The value of the comparable public companies increased, which, all other things being equal, would have increased the fair value of the Company’s common stock by $0.18 from $1.25 to $1.43. The Company also increased its revenue forecast for 2007 from $73 million to $77 million and made corresponding increases to its 2008 – 2010 forecast. This led to a further increase of $0.33 per share, which combined with the increase due to the comparable companies resulted in a value of $1.76 per share. The change from June 30, 2006 to September 7, 2006 in the list of comparable companies used by the Company and Duff & Phelps caused the fair value to increase from the above $1.76 to $3.51. The change in the comparable companies used including the wireless gaming stocks – InterDigital, Neustar, Realnetworks and Shanda – and removing Midway, Comverse, Openwave and THQ resulted in an increase of $1.12 to $2.88 and lastly the 10% weighting accorded the high growth technology companies included in the comparable companies used – Baidu, Google, Red Hat and Yahoo! – resulted in the price increasing by $0.63 to $3.51.
          Based on the preliminary discussions regarding a potential initial public offering of the Company’s common stock, the Company’s view of its valuation upon such a potential initial public offering and a reassessment by the Company and Duff & Phelps of companies which would be potential comparable public companies using companies included in the initial public offering pitch presentations by the investment banks, and the external and internal factors described above, the Company believes that [*] per share is within the range of potential values for its proposed initial public offering.

          The Company believes that the foregoing discussion demonstrates the appropriateness of the Company’s accounting for stock-based compensation. The Company would be happy to provide any additional information that you need, either orally or in writing. Please do not hesitate to call the undersigned at 650-335-7130 or, in his absence, Laird H. Simons, III, at 650-335-7233, if we can facilitate this process.
CONFIDENTIAL TREATMENT REQUEST
          The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the redacted contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all

*	Confidential treatment requested by Glu Mobile Inc.

written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you notify Eric Ludwig and Rocky Pimentel at Glu Mobile Inc., 1800 Gateway Drive, Second Floor, San Mateo, California 94404 (650/571-1550) and David A. Bell, Esq. at Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, CA 94041 (650/335-7130).

Sincerely, /s/ David A. Bell
David A. Bell